UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 9 July 2009
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note
: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note
: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures:  Appointment of Mr Colin Beggs as Non-Executive Director
                     and member of the Audit Committee of Sasol

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
ISIN: ZAE000006896 US8038663006
Share codes: JSE – SOL NYSE – SASOL
(“Sasol” or “the Company”)

Appointment of Mr Colin Beggs as Non-Executive Director and
member of the Audit Committee of Sasol

Sasol is pleased to announce the appointment of Mr Colin Beggs as a non-executive director and member of the Audit Committee with immediate effect.

Mr Beggs retired as Chief Executive Officer of
PricewaterhouseCoopers at the end of June 2009. Mr Beggs joined
Price Waterhouse in 1970 and qualified as a chartered accountant in 1971. He became a partner in 1979 and Senior partner in 2001 and then joint chief executive officer of PricewaterhouseCoopers,
Southern Africa after the merger between Price Waterhouse and
Coopers & Lybrand in 1998. In January 2001 he became chief
executive officer of PricewaterhouseCoopers. He served on the firm’s Global Board and was chairman of that Board’s Finance and
Operation Committee.

Mr Beggs served as chairman of the South African Institute of
Chartered Accountants (SAICA) Board in 2002/3 and was also
chairman of the Accounting Practices Committee of SAICA. He is
currently a member of the Accounting Practices Board.

The Chairman of Sasol, Mrs Hixonia Nyasulu said: “On behalf of our Board, I welcome Colin as a non-executive director and member of our Audit Committee. He brings a wealth of experience to
Sasol, and we are delighted that he has accepted our invitation to join our Board and Audit Committee.”

9 July 2009
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 9 July 2009
By: /s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary